Exhibit 3(i)

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That at a meeting of the Board of Directors of Vertro, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing and replacing the Article thereof numbered “Article Third, Subdivisions A, B and C” so that, as amended, said Article shall be and read as follows:

FOURTH:

(A)           The par value of the Common Stock and Preferred Stock of the Corporation shall be increased from $0.001 per share to $0.005 per share, and the authorized number of shares of capital stock of the Corporation shall be reduced from 200,500,000 shares to 40,500,000 shares, of which 40,000,000 shares shall be Common Stock, and 500,000 shares shall be Preferred Stock, with such rights, preferences and designations determined by the Board of Directors.  All common stock of the Corporation shall be of the same class, common, and shall have the same rights and preferences.  Immediately prior to the time this amendment becomes effective, the authorized Common Stock of the Corporation, including issued and outstanding Common Stock and Common Stock held by the Corporation as treasury stock, shall be reverse split on a one-for-five basis, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares shall be issued.  No fractional shares shall be issued in connection with the reverse stock split, and any stockholder who beneficially owns a fractional share of the Corporation’s common stock after the reverse stock split will receive a cash payment in lieu of such fractional share.
(B)           Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record on all matters presented for vote of the stockholders. Subject to the provisions of the General Corporation Law of the State of Delaware, dividends may be paid on the Common Stock at such times and in such amounts as the Board of Directors shall determine. Upon the dissolution, liquidation, or winding up of the Corporation, the holders of Common Stock shall be entitled to receive all remaining assets of the Corporation available for distribution to its stockholders ratably and proportioned to the number of shares held by them.

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 17th day of August, 2010.

By:	/s/ John B. Pisaris
Name: General Counsel & Secretary
Title: John B. Pisaris